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                                                                      EXHIBIT 1

[LOGO AND LETTERHEAD OF ST. PAUL BANCORP INC.]


                                           N E W S
                                           FOR IMMEDIATE RELEASE
                                           June 20, 1997


                                           Contacts:   Robert N. Parke
                                                       (773) 804-2360

                                                       Robert E. Williams
                                                       (773) 804-2284


              ST. PAUL BANCORP ANNOUNCES THREE-FOR-TWO STOCK SPLIT
                   AND INCREASED QUARTERLY CASH DIVIDEND RATE

     Chicago, June 20, 1997 - - St. Paul Bancorp, Inc. (NASDAQ: SPBC) today announced a three-for-two stock split of its outstanding shares. New shares to be issued as a result of the split will be distributed on Monday, July 14, 1997 to shareholders of record as of Monday, June 30, 1997.

     In conjunction with the stock split and subject to the Company's second quarter 1997 performance, the Board also announced its intention to increase the Company's regular quarterly cash dividend payout. The new quarterly cash dividend of $0.10 per common share will represent a 25% increase over the previous quarterly rate, on a split-adjusted basis. The dividend is anticipated to become effective upon the declaration of the Company's next quarterly dividend in mid-July, 1997.

     Joseph C. Scully, Chairman of the Board and Chief Executive Officer, said, "This three-for-two stock split will enhance the liquidity of St. Paul Bancorp stock, making it more affordable to retail investors. Furthermore, the increase in the cash dividend rate reflects the Board's continued confidence in St. Paul Bancorp's performance and enhances the stock's return to shareholders."

     St. Paul Bancorp is the parent of St. Paul Federal Bank for Savings, Illinois' largest independent savings institution. St. Paul Federal operates 52 branches throughout metropolitan Chicago. The company also provides discount brokerage, insurance, annuity, and real estate development services through other subsidiaries. St. Paul's stock is listed on the NASDAQ National Market System under the symbol SPBC.

     TO RECEIVE THIS NEWS RELEASE AND OTHER INFORMATION ON ST. PAUL BANCORP VIA FAX OR MAIL, USE YOUR TOUCH-TONE PHONE TO CALL THE COMPANY'S NEWS HOTLINE AT
(773) 889-SPBC (7722).

     STOCKHOLDERS MAY DIAL (800) 730-4001 TOLL-FREE TO INQUIRE ABOUT STOCKHOLDER RECORDS, STOCK TRANSFERS, OWNERSHIP CHANGES, ADDRESS CHANGES, DIVIDEND PAYMENTS OR THE DIVIDEND REINVESTMENT PLAN. OR, WRITE TO THE INVESTOR RELATIONS DEPARTMENT AT BANK OF BOSTON C/O BOSTON EQUISERVE, MAIL STOP 45-02-09, P.O. BOX 644, BOSTON, MA 02102-0644.

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